Exhibit 99.1

BHM Discretionary

Futures Fund L.P.

Annual Report

December 31, 2010

CERES MANAGED FUTURES LLC

To the Limited Partners of

BHM Discretionary Futures Fund L.P.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

/s/ Walter Davis
By:	Walter Davis
President and Director Ceres Managed Futures LLC General Partner, BHM Discretionary Futures Fund L.P.

Ceres Managed Futures LLC
522 Fifth Avenue 14th Floor New York, NY 10036 212-296-1999

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

BHM Discretionary Futures Fund L.P.:

We have audited the accompanying statement of financial condition of BHM Discretionary Futures Fund L.P. (the “Partnership”) as of December 31, 2010, and the related statements of operations, and changes in partners’ capital for the period November 1, 2010 (commencement of trading operations) to December 31, 2010. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BHM Discretionary Futures Fund L.P. as of December 31, 2010, and the results of its operations and its changes in partners’ capital for the period November 1, 2010 (commencement of trading operations) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

March 29, 2011

BHM Discretionary Futures Fund L.P.

Statement of Financial Condition

December 31, 2010

2010
$
Assets:
Investment in Trading Company, at fair value (Note 1)	57,170,009
Subscriptions receivable	32,140,809

Total assets	89,310,818

Liabilities and Partners’ Capital
Liabilities:
Payable to Trading Company	31,929,508
Accrued expenses:
Organizational costs (Note 5)	80,756

Total liabilities	32,010,264

Partners’ Capital: (Notes 1 and 4)
General Partner, 562.789 unit equivalents outstanding at December 31, 2010	606,777
Limited Partners, 52,488.504 Units outstanding at December 31, 2010	56,693,777

Total Partners’ Capital	57,300,554

Total liabilities and Partners’ Capital	89,310,818

Net asset value per redeemable Unit	1,078.16

The accompanying notes are an integral part of these financial statements.

BHM Discretionary Futures Fund L.P.

Statement of Operations

for the period November 1, 2010

(commencement of trading operations)

to December 31, 2010

2010
$
Investment Income
Interest income allocated from Trading Company	106

Expenses
Expenses allocated from Trading Company	609,066
Ongoing placement agent fees	68,012
Administrative fees	22,671
Organizational costs	96,931
Other	5,667

Total expenses	802,347

Net Investment Loss	(802,241)

Trading Results
Trading profit:
Net realized allocated from Trading Company	277,758
Net unrealized allocated from Trading Company	2,568,018

Total Trading Results	2,845,776

Net Income	2,043,535

Net income (loss) per unit (Note 6)	78.16

Weighted average units outstanding	28,593.5675

The accompanying notes are an integral part of these financial statements.

BHM Discretionary Futures Fund L.P.

Statement of Changes in Partners’ Capital

for the period November 1, 2010

(commencement of trading operations)

to December 31, 2010

	Limited Partners	General Partner	Total
	$	$	$
Initial capital contributions, 4,075.842 Units of Limited Partnership Interest and General Partner’s contribution representing 60.000 unit equivalents	4,075,842	60,000	4,135,842
Subscriptions of 48,412.662 Units and 502.789 General Partner unit equivalents	50,596,177	525,000	51,121,177
Net income	2,021,758	21,777	2,043,535

Partners’ Capital at December 31, 2010	56,693,777	606,777	57,300,554

The accompanying notes are an integral part of these financial statements.

BHM Discretionary Futures Fund L.P.

Notes to Financial Statements

December 31, 2010

1.	Partnership Organization:

BHM Discretionary Futures Fund L.P. (the “Partnership”) is a limited partnership organized on August 23, 2010 under the partnership laws of the State of Delaware to engage, directly or indirectly, in the speculative trading of a diversified portfolio of commodity interests including futures contracts, options, swaps and forward contracts. The Partnership commenced trading on November 1, 2010. The commodity interests that are traded by the Partnership are volatile and involve a high degree of market risk. The Partnership is authorized to sell an unlimited number of redeemable units of limited partnership interest (“Units”) on a continuous basis.

Last year Morgan Stanley and Citigroup Inc. combined certain assets of the Global Wealth Management Group of Morgan Stanley & Co. Incorporated including Demeter Management LLC (“Demeter”) and the Smith Barney division of Citigroup Global Markets Inc., into a new joint venture, Morgan Stanley Smith Barney Holdings LLC (“MSSBH”). As part of that transaction, Ceres Managed Futures LLC (the “General Partner”) and Demeter were contributed to Morgan Stanley Smith Barney LLC (“MSSB” or the “Placement Agent”), and each became a wholly-owned subsidiary of MSSBH.

Effective December 1, 2010, together with the unanimous support of the Boards of Directors of Demeter and Ceres, combined the assets of Demeter and Ceres into a single commodity pool operator, Ceres. Ceres will continue to be wholly-owned by MSSBH and will act as the general partner for the Partnership.

On November 1, 2010, the Partnership allocated substantially all of its capital to the Morgan Stanley Smith Barney BHM I, LLC (the “Trading Company”), a limited liability company organized under the Delaware Limited Liability Company Law. The Trading Company was formed in order to permit accounts managed by Blenheim Capital Management LLC (“Blenheim” or the “Advisor”) using Blenheim’s Global Markets Strategy-Futures/FX program, a proprietary, systematic trading program, to invest together in one trading vehicle. The General Partner is also the trading manager of the Trading Company. Individual and pooled accounts currently managed by the General Partner, including the Partnership, are permitted to be members of the Trading Company. The General Partner and the Advisor believe that trading through this master/feeder structure promotes efficiency and economy in the trading process.

The non-clearing broker for the Trading Company is MSSB. The clearing commodity brokers for the Trading Company are Morgan Stanley & Co. Incorporated (“MS&CO.”) and Morgan Stanley & Co. International plc (“MSIP”).

The financial statements of the Trading Company, including the Condensed Schedule of Investments, are contained elsewhere in this report and, should be read together with the Partnership’s financial statements.

As of December 31, 2010, the Partnership owned approximately 27.4% of the Trading Company. The Partnership intends to continue to invest substantially all of its assets in the Trading Company. The performance of the Partnership is directly affected by the performance of the Trading Company.

The General Partner and each limited partner of the Partnership (each a “Limited Partner”) share in the profits and losses of the Partnership in proportion to the amount of partnership interest owned by each except that no limited partner shall be liable for obligations of the Partnership in excess of its capital contribution and profits, if any, net of distributions.

The Partnership will be liquidated upon certain circumstances as defined in the Limited Partnership Agreement of the Partnership (the “Limited Partnership Agreement”).

2.	Accounting Policies:

a.	Use of Estimates. The preparation of financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (“GAAP”)

BHM Discretionary Futures Fund L.P.

Notes to Financial Statements

December 31, 2010

requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses, and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes. As a result, actual results could differ from these estimates.

b.	Statement of Cash Flows. The Partnership is not required to provide a Statement of Cash Flows.

c.	Partnership’s Investments. The Partnership values its investment in the Trading Company at its net asset value per unit as calculated by the Trading Company. The Trading Company values its investments as described in note 2 of the Trading Company’s notes to the annual financial statements as of December 31, 2010.

Partnership’s Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to fair values derived from unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management has concluded that based on available information in the marketplace, the Trading Company’s Level 1 assets and liabilities are actively traded.

GAAP also requires the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. Management has concluded that based on available information in the marketplace, there has not been a significant decrease in the volume and level of activity in the Partnership’s Level 2 assets and liabilities.

The Partnership will separately present purchases, sales, issuances, and settlements in their reconciliation of Level 3 fair value measurements (i.e. to present such items on a gross basis rather than on a net basis), and make disclosures regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value for measurements that fall within either Level 2 or Level 3 of the fair value hierarchy as required under GAAP.

The Partnership values investments in the Trading Company where there are no other rights or obligations inherent within the ownership interest held by the Partnership based on the end of the day net asset value of the Trading Company (Level 2). The value of the Partnership’s investments in the Trading Company reflects its proportional interest in the Trading Company. As of and for the period ended December 31, 2010, the Partnership did not hold any derivative instruments that are based on unadjusted quoted prices in active markets for identical assets (Level 1) or priced at fair value using unobservable inputs through the application of management’s assumptions and internal valuation pricing models (Level 3).

	12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Investment in Trading Company	$57,170,009	$—	$57,170,009	$—

Total fair value	$57,170,009	$—	$57,170,009	$—

BHM Discretionary Futures Fund L.P.

Notes to Financial Statements

December 31, 2010

Trading Company’s Investments and Fair Value Measurements. For disclosures regarding the Trading Company’s investments and fair value measurements, see Note 2, “Accounting Policies,” on the attached Trading Company’s financial statements.

d.	Income Taxes. Income taxes have not been provided as each partner is individually liable for the taxes, if any, on its share of the Partnership’s income and expenses.

GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership’s financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to tax at the Partnership level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax expense in the current year. The General Partner concluded that no provision for income tax is required in the Partnership’s financial statements.

The Partnership files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. In general the statute of limitations of the Partnership’s U.S. federal tax returns remains open three years after a tax return is filed. The statutes of limitations on the Partnership’s state and local tax returns may remain open for an additional year depending upon the jurisdiction. Management does not believe that there are any uncertain tax positions that require recognition of a tax liability.

e.	Subsequent Events. The Partnership has reviewed subsequent events occurring through March 29, 2011 the date these financial statements were available to be issued, and determined that no subsequent events occurred requiring accrual of or disclosure in the financial statements.

f.	Net Income (Loss) per Unit. Net income (loss) per unit is calculated in accordance with investment company guidance. See Note 6, “Financial Highlights”.

g.	Placement Agent Fee. The Partnership will pay the Placement Agent ongoing compensation on a monthly basis equal to 1/12th of 3.0% (3.0% per year) of the Net Assets (as defined in the Limited Partnership Agreement) of the Partnership as of the beginning of each month.

h.	Administrative, Operating and Organizational Expenses. The Partnership will pay the ongoing administrative, operating and organizational expenses of the Partnership and the Trading Company as such expenses are incurred, not to exceed 0.25% annually of the Net Assets of the Partnership. In addition, the initial organization costs were not subject to 0.25%. To the extent that such ongoing administrative, operating and organizational expenses exceed 0.25% annually of the Net Assets of the Partnership, the General Partner or MSSB will pay such expenses.

i.	Fees Paid to the Advisor. All management and incentive fees are borne by the Trading Company.

j.

The General Partner administers the business and affairs of the Partnership. The General Partner has agreed to make capital contributions, if necessary, so that its general partnership interest will be equal to approximately 1% of the Net Assets of the Partnership. The Partnership will pay the General Partner a monthly administrative fee in return for its services to the Partnership equal to  1/12 of 1% (1.0% per year) of the Net Assets of the Partnership at the beginning of each month.

3.	Trading Activities:

The Partnership’s pro rata share of the results of the Trading Company’s trading activities are shown in the Statement of Operations.

BHM Discretionary Futures Fund L.P.

Notes to Financial Statements

December 31, 2010

The Partnership and Trading Company in the normal course of business, enters into various contracts with MSSB, MS&Co., and MSIP acting as their commodity brokers. Pursuant to the brokerage agreement with MSSB, MS&Co., gives the Partnership and the Trading Company, respectively, the legal right to net unrealized gains and losses on open futures and forward contracts. The Trading Company nets, for financial reporting purposes, the unrealized gains and losses on open futures and forward contracts on the Statement of Financial Condition.

For disclosures regarding the Trading Company’s trading activities, see Note 7, “Derivatives and Hedging”, on the attached Trading Company’s financial statements.

4.	Subscriptions, Exchanges, Distributions and Redemptions:

Subscriptions are accepted monthly from investors and they become Limited Partners on the first day of the month after their subscription is processed.

Limited Partners may redeem some or all of their Units in the Partnership at 100% of the net asset value per Unit and use the proceeds to purchase Units in any other commodity pool operated by the General Partner on the following subscription date; provided that such Limited Partner meets the suitable criteria for the other commodity pool and have redeemed the Units according to the Limited Partnership Agreement. Investors in any other commodity pool operated by the General Partner may also redeem their units in any such commodity pool and use the proceeds to purchase Units in the Partnership on the following subscription date: provided that such Limited Partner meets the suitability criteria for the Partnership and have redeemed its units in the other commodity pool(s) according to the applicable operating agreement.

Distributions of profits, if any, will be made at the sole discretion of the General Partner and at such times as the General Partner may decide.

A limited partner may require the Partnership to redeem their Units at their net asset value per Unit as of the last day of any month. A request for redemption must be received in writing by the General Partner at least three business days prior to the end of such month. There is no fee charged to limited partners in connection with redemptions.

5.	Organization Costs:

Organization costs of $96,931 relating to the issuance and marketing of the Partnership’s Units offered were initially paid by the MS&Co. These costs have been recorded as due to MS&Co. in the Statement of Financial Condition. These costs are being reimbursed to MS&Co. by the Partnership in twelve monthly installments.

As of December 31, 2010, $16,175 of these costs have been reimbursed to MS&Co by the Partnership. The remaining liability due to MS&Co of $80,756 will not reduce net asset value per Unit for any purpose other than financial reporting, including calculation of administrative and brokerage fees and the redemption value of Units.

BHM Discretionary Futures Fund L.P.

Notes to Financial Statements

December 31, 2010

6.	Financial Highlights:

Change in the net asset value per unit for the period November 1, 2010 (commencement of trading operations) to December 31, 2010 was as follows:

2010
Net realized and unrealized gains*	$113.24
Expenses**	(29.39)

Increase for the period	83.85
Net asset value per Unit, beginning of period	1,000.00
Organizational costs	(5.69)

Net asset value per Unit, end of period	$1,078.16

Redemption/subscription value per Unit, end of period***	$1,081.62

*	Includes brokerage fees.
**	Excludes brokerage fees and organizational costs.
***	GAAP net asset value per unit adjusted for the remaining accrued liability for reimbursement of organizational costs. (Note 5)

2010
Ratios to average net assets:****
Net investment loss*****	(7.9)%

Operating expenses	7.9%
Incentive fees allocated from the Trading Company	5.1%

Total expenses	13.0%

Total return:
Total return before incentive fees allocated from the Trading Company	10.2%
Incentive fees allocated from the Trading Company	(2.4)%

Total return after incentive fees allocated from the Trading Company	7.8%

Ratios to average net assets are annualized and exclude organizational costs.

****	Annualized, except for organizational costs.
*****	Interest income less operating expenses which exclude organizational costs and incentive fees allocated from the Trading Company.

The above ratios may vary for individual investors based on the timing of capital transactions during the period. Additionally, these ratios are calculated for the limited partner class using the limited partners’ share of income, expenses and average net assets.

7.	Financial Instrument Risks:

In the normal course of business, the Partnership, through its investment in the Trading Company, is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures, options and swaps, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash balances, or to purchase or sell other

BHM Discretionary Futures Fund L.P.

Notes to Financial Statements

December 31, 2010

financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These instruments may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded instruments are standardized and include futures and certain forwards and option contracts. OTC contracts are negotiated between contracting parties and include certain forwards and option contracts. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange-traded instruments because of the greater risk of default by the counterparty to an OTC contract.

The risk to the limited partners that have purchased interests in the Partnership is limited to the amount of their capital contributions to the Partnership and their share of the Partnership’s assets and undistributed profits. This limited liability is a consequence of the organization of the Partnership as a limited partnership under applicable law.

Market risk is the potential for changes in the value of the financial instruments traded by the Trading Company due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. The Trading Company is exposed to a market risk equal to the value of futures and forward contracts purchased and unlimited liability on such contracts sold short.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. The Partnership’s/Trading Company’s risk of loss in the event of a counterparty default is typically limited to the asset amounts recognized in the Statements of Financial Condition and not represented by the contract or notional amounts of the instruments. The Partnership’s/ Trading Company’s risk of loss is reduced through the use of legally enforceable Trading Company netting agreements with counterparties that permit the Partnership/Trading Company to offset unrealized gains and losses and other assets and liabilities with such counterparties upon the occurrence of certain events. The Partnership/Trading Company has credit risk and concentration risk as the sole counterparty or broker with respect to the Partnership’s/Trading Company’s assets is MSSB or a MSSB affiliate. Credit risk with respect to exchange-traded instruments is reduced to the extent that, through MSSB, the Partnership’s/ Trading Company’s counterparty is an exchange or clearing organization.

As both a buyer and seller of options, the Partnership/Trading Company pays or receives a premium at the outset and then bears the risk of unfavorable changes in the price of the contract underlying the option. Written options expose the Partnership/Trading Company to potentially unlimited liability; for purchased options the risk of loss is limited to the premiums paid. Certain written put options permit cash settlement and do not require the option holder to own the reference asset.

The General Partner monitors and attempts to control the Partnership’s/Trading Company’s risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly, believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership/Trading Company may be subject. These monitoring systems generally allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

The majority of these instruments mature within one year of the inception date. However, due to the nature of the Partnership’s/Trading Company’s business, these instruments may not be held to maturity.

BHM Discretionary Futures Fund L.P.

Notes to Financial Statements

December 31, 2010

8.	Subsequent Events:

On February 1, 2011, the Units currently offered pursuant to the Limited Partnership Agreement are deemed “Class A Units.” The rights, liabilities, risks, and fees associated with investment in the Class A Units will not be changed. In addition, beginning on February 1, 2011, Class D Units will be offered. Class A and Class D will each be referred to as a “Class” and collectively referred to as the “Classes.” The Class of Units that a Limited Partner receives upon a subscription will generally depend upon the amount invested in the Partnership, although the General Partner may determine to offer Units to investors at its discretion. As of February 1, 2011 the Partnership allocated assets to Class D for trading.

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